MERCER
                                                           Management Consulting
                                                        ------------------------

Memorandum

            Scott M. Saylor
To:         General Counsel
            North Carolina Railroad Company

From:       Timothy Murphy

Subject:    The Net Liquidation Value(NLV) of NCRR

Date:       July 28, 1995

9 Pages including exhibits
--------------------------------------------------------------------------------

We have completed the NLV calculations for NCRR. Exhibit 1 summarizes the results and contains comments on sources and methodology. Additional detail on the calculations underlying key assets are shown in Exhibits 2 through 5. A discussion of our approach, major assumptions, and results follow.

Approach

As you know this valuation represents a desk-top analysis which draws upon our knowledge of and experience in calculating railroad NLVs. As the case with most railroad NLV studies this analysis focused on three major inputs:

      -the quantity of each type of asset to be valued

      -the condition and/or quality of these assets

      -their transaction prices and costs associated with disposal

Determining the quantity of track assets was relatively straight forward as documents provided by NCRR provided information on the most important track asset, the type of rail used. Other track asset components can be reasonably estimated from past Mercer work as most railroads do not deviate widely from their use of these materials. For example, other track metals (associated with holding rail in place) can be readily estimated from other Mercer work on a per mile basis and multiplied by NCRR miles. The number of ties per mile is fairly standard and was obtained from other Mercer studies of railroads having the similar operating conditions as NCRR. The amount of land was assumed to be what we used in the RCNLD analysis -- a 200 foot right-of-way plus additional land at Linwood and Pomona yards.

The second input of a NLV analysis, the condition of assets and/or their quality, can vary widely over different railroads depending on maintenance practices and capital investments and on geographic conditions. For this study the condition of NCRR's key track asset, rail, was provided in general terms in documents given Mercer. Mercer is also generally acquainted with maintenance policies on Norfolk Southern and this was useful when judgments had to be made.

The greatest uncertainty was the quality of real estate in terms of the nature of the properties immediately adjacent to the railroad properties. For example, a railroad that transverses high quality industrial land would obtain greater land liquidation value than a railroad surrounded by farm land. For this, Mercer approximated the mix of land based on another NLV study of a railroad that transversed a mixture of urban and rural properties.

Finally, the third input are the prices that can be obtained for the assets of and the costs of disposing of them. For track, prices can be directly obtained by surveying dealers and railroads. A contractor Mercer has used in the past to collect price information on track components was retained for this study to update Mercer's price database for certain critical items such as the price of reusable rail and metal scrap. Other data such as track removal costs and transportation of materials were taken from Mercer's railroad industry experience. The most uncertain prices were the value of comparable real estate surrounding NCRR's right-of-way. For this Mercer used prices from other studies and which were used in the RCNLD study completed in 1994. Typically, railroad real estate also suffers substantial mark-downs from the prices of surrounding real estate due to the unique size and shape characteristics of railroad real estate and these were also taken from Mercer's experience in other studies.

Assumptions

In developing this NLV Mercer assumed that all revenue service would be terminated. The dismantling and disposal of assets, it was assumed, would take place over a period of time consistent with the typical time frame for a railroad abandonment: no longer than six months for track and signals and up to a year for bridges. Land would be sold clear of track and structures and because of the diverse nature of railroad properties to be sold (residential versus farm versus industrial) and the unique size, shape, and access problems that are typical of railroad rights-of-way, a three year sales period is anticipated.

Mercer assumed that all metal materials removed in the salvaging process would be sold on the spot, removed to staging areas for further disposition, or transported to local dealers for final disposition. Most of the reusable and scrap ferrous materials would be sold to buyers in a 500 mile radius from the railroad. Scrap metals other than the better rail scrap would most likely be purchased by regional mini-mills and high-quality rail scrap would probably be purchased by a mill with re-roller capability (typically rolled into shapes for highway guard rails). High quality reusable rail, of which there are large quantities on the Charlotte-Greensboro segment, would almost certainly be purchased by a Class I or large regional railroad such as CSX, NS, KCS, or Wisconsin Central. Ties would be sorted, banded, and sold on-site or from regional material storage areas. Reusable ties would be of most interest to industrial, shortline, and regional railroads.

Mercer also assumed that all public grade crossings would be removed and that there would be minimal reconstruction to meet local and state requirements.

For bridges Mercer has assumed that the costs of dismantling and transportation offset the value of the scrap proceeds so there is no net contribution to NLV from this asset. State regulations are important to the liquidation value of bridges. In some states the enforcement of all applicable regulations can require extensive dismantling of most all structures including the bulldozing of grades over culverts. Under these conditions bridges can be a sizable net deduction to the NLV of the railroad line. In other states the railroads can exercise greater latitude and be selective in recovering only those structures where the scrap proceeds are greater than the dismantling and transportation costs.

Land would be classified by its marketability, and marketing efforts would begin with the most desirable parcels. Commercial and residential real estate brokers at various locations along the line would be contacted, and property inspections by the brokers arranged. Sales would take place through brokers but some sales would result from direct contact with parties that have an immediate interest such as abutters, utilities and others who have cross-over easements, and municipalities. It is assumed that the value of NCRR real estate would be what could be obtained by sale for non-corridor use. Any potential corridor use for such purposes as power transmission towers, pipelines, or fiber optics is not considered in this study as these opportunities are very specific to each property being evaluated and Mercer has no knowledge of such opportunities in this study. Further it is assumed that in those cases where such longitudinal corridor use has already been established on NCRR properties by Norfolk Southern their continued use will not detract from the property values developed in this study. Finally, it is assumed that NCRR holds fee title (as opposed to easement rights) to most of its ROW and these properties are largely unaffected by any reversionary provisions of the land deeds.

Results

The NLV of the North Carolina Railroad is estimated to be about $44 million (Exhibit 1). This is much lower than the value determined under the Reproduction Cost New Less Depreciation (RCNLD) valuation approach which in August 1994 was calculated by Mercer to be $450 million. The major reasons for this wide difference are:

            o the enormous expenses that are required to prepare the subgrade for placement of track represent almost 30 percent of NCRR's RCNLD, but have no value in a NLV approach -- in fact, the subgrade itself also acts to reduce the value of the land since the raised or depressed roadbed is almost always inconsistent with the surrounding land use.

            o land value is a double edge sword in that under RCNLD the railroads pay a premium in acquiring land since corridor purchases tend to bear the cost of tearing apart larger blocks of real estate and changing the ability of owners to use property that becomes divided by the right-of-way -- conversely, the sale of land in a railroad abandonment is hindered by the peculiar ribbon shape of railroad ROW and the ability to access and use the property under current zoning.

            o     bridges usually have very small value if any in a NLV.

            o railroad ballast which can be a significant expense under RCNLD usually have negligible value in a NLV.

            o labor expense that is incurred to construct the railroad in a RCNLD and is a sizable component of the RCNLD value becomes a deduction to value in a NLV as labor is expended to remove salvageable assets.

Another factor that will influence the NLV of railroad property is the price of reusable rail and rail and other metals scrap. As shown in Exhibit 1 the proceeds from the sale of metals was estimated to be $41 million. Just a few years ago (1992) the proceeds would be 20 to 30 percent less as the price of rail and scrap has since escalated in line with the improved economy.

-----------------------------------------------------

Please do not hesitate to contact me or my colleague, Bob Waldner, should you have any questions about this valuation.

                                    Exhibit 1

                             Summary of NLV Of NCRR

                                  --------------------------------------------------------------------------------------------------
                                  Charlotte/    Greens-   Subtotal     Raleigh/     Total     Comment
                                  Greens-       boro/                  Moreh'd
                                  boro          Raleigh                  City
------------------------------------------------------------------------------------------------------------------------------------
Mileages
    Route Miles                          91         82         173         142         315    All miles shown from Charlotte to
    Components:                                                                               Raleigh are from "Statement of Main
      Main Track                        147         82         229         142         371    Track Rail - NCRR" and from "Yard Side
      Other Track                        73         20          93          17         110    Tracks On NCRR Property". In the case
        Total Track                     221        102         323         159         481    of the line from Raleigh to Morehead
                                                                                              City the Other Track was exptrapolated
                                                                                              from the amount of other track shown
                                                                                              between Raleigh and Goldsboro.

Track NLV(000)
    Gross Proceeds-
      Rail                        $  20,004   $  5,657   $  25,661   $   4,243   $  29,904    See Exhibit 2
      OTM                         $   4,722   $  1,987   $   6,709   $   3,130   $   9,840    See Exhibit 3
      Turnouts                    $     777   $    192   $     969   $     333   $   1,301    See Exhibit 3
        Subtotal (Metals)         $  25,503   $  7,836   $  33,339   $   7,706   $  41,046
      Cross Ties                  $   1,465   $    509   $   1,974   $     509   $   2,483    See Exhibit 3
        Subtotal of Gross Salvge  $  26,967   $  8,346   $  35,313   $   8,216   $  43,529
    Deductions--
      Track Removal Costs         $    (147)  $    (82)  $    (229)  $    (142)  $    (371)   $3 per foot for CWR and $3.30 for
                                                                                              jointed. See Note 1.
      Transportation Costs        $  (3,572)  $ (1,636)  $  (5,208)  $  (2,529)  $  (7,737)   $10 per ton for metals and $1 per
                                                                                              useable tie
      Crossing Repairs            $  (1,082)  $   (385)  $  (1,468)  $    (599)  $  (2,067)   Same source as Exhibit 3
      Signal Removal Costs        $    (339)  $    (21)  $    (360)  $     (33)  $    (393)   Same source as Exhibit 3
        Subtotal of Deductions    $  (5,141)  $ (2,125)  $  (7,265)  $  (3,303)  $ (10,569)
    Total NLV of Track            $  21,827   $  6,221   $  28,048   $   4,912   $  32,960

Bridges NLV(000)                                                                              This is usually a relatively small
    Gross Proceeds from Scrap                                                                 amount if selective removal is allowed
    Dismantling Costs                                                                         by state regulations. Otherwise
    Total NLV of Bridges          $       0   $      0   $       0   $       0   $       0    bridges could be negative.

Land NLV(000)
    Within 200 Foot ROW           $   3,661   $  1,736   $   5,397   $   3,006   $   8,403    Exhibit 4 and 5
    Linwood and Pomona            $   1,582   $      0   $   1,582   $       0   $   1,582    Exhibit 4
    Total Land                    $   5,243   $  1,736   $   6,979   $   3,006   $   9,985

Buildings NLV(000)                $   1,000   $      0   $   1,000   $       0   $   1,000    Assumed
    (Linwood Only)

------------------------------------------------------------------------------------------
Grand Total NLV(000)              $  28,070   $  7,957   $  36,027   $   7,918   $  43,945
    Per Route Mile                $ 308,456   $ 97,038   $ 208,246   $  55,763   $ 139,508
------------------------------------------------------------------------------------------------------------------------------------

Notes:

      1. In estimating removal costs Mercer assumed all of the main line track was welded rail and other track jointed rail.

                                    Exhibit 2

                             Gross Proceeds of Rail

                         -----------------------------------------------------------------------------
                         Miles                     Tons By Rail Class                          Total
-------------------------------------------------------------------------------------------
      Segment            Route    Main     Other      I         II         III         IV     Dollars
                                 Track     Track    @$425      @$380      @$200      @$116      (000)
                                                   per ton    per ton    per ton    per ton
------------------------------------------------------------------------------------------------------
Charlotte-Greensboro       91      147       73     39,711      5,783      3,383      2,177    $20,004
Greensboro-Raleigh         82       82       20          0      8,491      8,491      6,308    $ 5,657
  Subtotal                173      229       93     39,711     14,274     11,874      8,485    $25,661
Raleigh-Moreh'd City      142      142       17          0          0          0     36,559    $ 4,243
  Total                   315      371      110     39,711     14,274     11,874     45,044    $29,904
------------------------------------------------------------------------------------------------------

Source: Prices per ton by class of rail were based on survey of dealers. Rail condition was obtained from "Statement Of Main Track Rail - NCRR" with "Good" condition treated as Class I rail, "Fair" as Class II, and "Poor" or "Worn" as Class IV rail. According to the FRA Class I rail is generally main line quality rail, Class II suitable for branch lines, and Class III for light density branch lines. Class IV rail is generally found in yards and side tracks and is scrap quality rail. Over 90% of the main line rail in the heavy tonnage line from Charlotte to Greensboro was considered to be Class I rail.

                                    Exhibit 3

                    Gross Proceeds of OTM, Turnouts, And Ties

                        ---------------------------------------------------------------------------------------------------
                        OTM                                Turnouts                 Cross Ties (main only)
                        ---------------------------------------------------------------------------------------------------
                        $ Per Mile                Total    $ Per Mile     Total     Ties Per Main Line Mile          Total
                        -------------------      Dollars      Main       Dollars    ---------------------------     Dollars
                           Main       Other       (000)       Track       (000)       Sec'd      Land-    Other
                          Track       Track                                           Hand       scape
                                                                                      @$10        @$5      @$0
                                                                                      each        each     each
---------------------------------------------------------------------------------------------------------------------------
Charlotte-Greensboro     $23,455     $17,287     $ 4,722     $ 5,275     $   777       587       1,465      928     $ 1,943
Greensboro-Raleigh       $20,028     $17,287     $ 1,987     $ 2,342     $   192       228         509    2,262     $   396
  Subtotal                                       $ 6,709                 $   969                                    $ 2,339
Raleigh-Moreh'd City     $20,028     $17,287     $ 3,130     $ 2,342     $   333       228         509    2,262     $   686
  Total                                          $ 9,840                 $ 1,301                                    $ 3,025
---------------------------------------------------------------------------------------------------------------------------

Source: All per mile amounts shown in this exhibit were developed from an analysis of the main and branch operations of an eastern railroad and extrapolated to NCRR based on rail type and distance.

                                    Exhibit 4

                                    Land NLV

---------------------------------------------------------------------------------------------------------------------------------
                           Miles    Acres     Type     A-T-F Cost (Exh 5)   Adjustm't #1 - phy'cal &     Adjustm't #2 - timing &
                                                       -----------------    eco factors & liquidation    marketing
                                                           Per    Total     -----------------------------------------------------
                                                          Acre              Percent         Adj Total    Percent       Adj Total
---------------------------------------------------------------------------------------------------------------------------------
Within 200 Foot ROW:
Charlotte-Greensboro          91    2,206   Semi-Urb      9,044   19,951     65.7%            6,848       46.5%          3,661
Greensboro-Raleigh            82    1,988   Semi-Rural    4,717    9,377     65.4%            3,247       46.5%          1,736
  Subtotal                   173    4,194                         29,328                     10,095                      5,397
Raleigh-Morehead City        142    3,442   Semi-Rural    4,717   16,238     65.4%            5,622       46.5%          3,006
  Total ROW Land             315    7,636                         45,566                     15,717                      8,403
---------------------------------------------------------------------------------------------------------------------------------
Add'l Outside of ROW:
Pomona                       N/A       43   Urban        25,000    1,076                      1,076       20.0%            861
Linwood                      N/A      300   Rural         3,000      901                        901       20.0%            721
---------------------------------------------------------------------------------------------------------------------------------
Grand Total                  N/A    7,980                         47,542                     17,694                      9,985
---------------------------------------------------------------------------------------------------------------------------------

Note: Adjustment #1 represents the reduction from A-T-F values due to size and shape limitations of the railroad property to be sold and liquidation costs. Attachment #2 represents the DCF impact of the timing of sales, the impact of reversionary rights, and other reasons for the inability to sell properties,

                                    Exhibit 5

                     Calculation of Across-The-Fence Values

                                    Per Acre

       -------------------------------------------------------------------
                             Semi-Urban                   Semi-Rural
                       ---------------------------------------------------
                         Percent        A-T-F        Percent        A-T-F
                       Distribution      Per      Distribution       Per
                         Of Acres        Acre       Of Acres         Acre
       -------------------------------------------------------------------
       Unusable             44.7%       $   100        44.7%       $   100
       Residential           5.7%       $10,000         5.7%       $10,000
       Industrial           32.5%       $20,000        10.0%       $15,000
       Ind'l/Resid           2.7%       $12,000         2.7%       $12,000
       Low Value             3.3%       $ 2,000         3.3%       $ 2,000
       Rural                 7.4%       $ 3,000        29.9%       $ 3,000
       Comm'l/In             1.8%       $35,000         1.8%       $35,000
       Mixed                 2.0%       $35,000         2.0%       $35,000
       Total               100.0%       $ 9,044       100.0%       $ 4,717
       -------------------------------------------------------------------